As filed with the Securities and Exchange Commission on August 24, 2005
Registration No. 0-9261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

KESTREL ENERGY, INC.
(Name of the Issuer)

KESTREL ENERGY, INC.
(Names of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

492545 10 8
(CUSIP Number of Class of Securities)

Timothy L. Hoops President and CEO Kestrel Energy, Inc. 1726 Cole Boulevard, Suite 210 Lakewood, Colorado 80401 (303) 295-0344	COPIES TO: S. Lee Terry, Jr., Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$25,560	$3.00

* Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 18,000 shares of Common Stock for $1.42 per share in cash in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.
** Previously paid

☐
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: $
(2) Form or Registration No.: Schedule 14A
(3) Filing Party:
(4) Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is filed by Kestrel Energy, Inc., a Colorado corporation (the “Company”) and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 3 thereto (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the “Schedule”), filed on May 20, 2005, June 21, 2005, July 12, 2005 and July 15, 2005, respectively, with the Securities and Exchange Commission. The Schedule relates to a proposal to the Company’s shareholders to approve a 100-for-1 reverse stock split of the outstanding shares of the Company’s common stock.

The Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of the Company at which the shareholders considered and voted upon a proposal for a 100-for-1 reverse stock split.

The purpose of this Amendment is to file a final amendment to report the results of the Rule 13E-3 transaction pursuant to Rule 13e-3(d)(3).

The information in the Proxy Statement, including all the appendices thereto, is hereby expressly incorporated by reference to Items 1 through 15 of the Schedule. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
Item 15. Additional Information.

(b)
Other Material Information. On August 23, 2005, the Company effected the 100-for-1 reverse stock split after having received the requisite vote of the Company’s shareholders at the special meeting of shareholders held on August 5, 2005. As of August 23, 2005, shareholders owning less than one share as result of the reverse stock split had their shares cancelled and are entitled to receive cash in an amount equal to $1.42 per pre-split share instead of receiving fractional shares. Shareholders owning more than one share as a result of the reverse stock split will remain shareholders, will continue to hold whole shares and will not be entitled to receive cash for the fractional shares resulting from the reverse stock split. For shareholders who hold one or more shares after the reverse stock split, a fractional share will not be issued but the number will be rounded up to the next whole share. Shortly after August 23, 2005, shareholders owning less than one share will receive instructions regarding the method of exchanging old stock certificates for cash. Shareholders need not do anything with their stock certificates until they receive instructions. The Company will act as the paying agent for the purpose of implementing the exchange of old stock certificates for cash having taken over as their own transfer agent.

Concurrent with the filing of this Schedule, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate the registration of the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KESTREL ENERGY, INC., a Colorado corporation

By:	/s/Timothy L. Hoops
Timothy L. Hoops
President and Chief Executive Officer

Dated: August 24, 2005